Ross M. Leff To Call Writer Directly: (212) 446-4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

Via EDGAR and Federal Express

December 14, 2017

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Cyren Ltd.
Amendment No. 2 to Schedule TO-T filed December 6, 2017
Filed by Warburg Pincus XII Partners (Cayman), L.P. et al.
File No. 5-57507

I am writing on behalf of WP XII Investments B.V. (“WP XII BV”), which is wholly owned by WP XII Investments Coöperatief U.A. (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P. (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P. (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P. (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P. (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P. (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P. (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P. (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P. (“WP XII Partners” and, collectively with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds” and, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”) in response to the verbal comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company on December 11, 2017 (the “Verbal Comments”) with respect to the above-referenced Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), as filed with the Commission on December 6, 2017.

This letter and the Bidder’s Amendment No. 3 to the Schedule TO (the “Schedule TO Amendment”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the Staff’s Verbal Comment. All references to page numbers and captions correspond to the Schedule TO Amendment unless otherwise specified.

December 14, 2017

Background to the Offer—Background, page 5

1.	We note your prior response to Comment #3 of the Commission’s Comment Letter dated November 28, 2017 (the “Prior Comment Letter”) that the projections received by Warburg Pincus as part of the due diligence process related to the offer are inherently unreliable and, thus, their disclosure in the context of the offer is not required as they do not constitute material, non-public information. As such, please confirm that the Bidder did not rely on such projections in making its investment decision.

RESPONSE:

We respectfully advise the Staff that since Cyren is a micro-cap company in the high growth, but rapidly evolving, cloud-based Internet security market, its future revenue, profits and cash flow are subject to a high degree of variability. By their nature the projections provided by Cyren are inherently speculative and unreliable. In making its investment decision, Warburg Pincus relied on its own analysis of Cyren in determining whether to make its equity investment and did not rely on such projections.

Sources and Amount of Funds, page 35

2.	We note your prior response to Comment #5 of the Commission’s Prior Comment Letter that financial information has not been included in Schedule TO because such information is not material to the offer. In light of the requirements of Item 10 of Schedule TO, please provide such financial information.

RESPONSE:

While we continue to believe that such financial information is not material to the decision of holders of Cyren shares to tender their shares in the offer, we have revised the disclosure in the Schedule TO Amendment under “Sources and Amount of Funds” to provide certain financial information.

Please direct any questions that you may have with respect to the foregoing to Ross M. Leff of Kirkland & Ellis LLP at (212) 446-4947 or Dvir Oren of Kirkland & Ellis LLP at (212) 446-6409.

Very truly yours,

By:	/s/ Ross M. Leff
Ross M. Leff

cc:	Dvir Oren (Kirkland & Ellis LLP)
Brett Shawn (Warburg Pincus)